Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

July 7, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Wavelength Interest Rate Neutral Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Holly Hunter-Ceci, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 217, filed on May 11, 2022 (Accession No. 0001580642-22-002744). For your convenience, a summary of the Staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

ProspectuS

1.	In the first sentence under the Principal Investment Strategies section, please reconcile the reference in the first sentence which states, “using global fixed income instruments” to the reference in the second sentence which states, “The Fund’s portfolio holdings may include Bonds.” Similarly, please clarify that the Fund will hold investments in ETFs and derivatives that are represented by certain underlying investments. If the Fund believes that any investments likely will not be principal please relocate to the SAI.

Response: The Fund will amend the first paragraph of the Principal Investment Strategies section as marked below:

The Fund aims to achieve its investment objective by seeking to establish a balance of investment exposure across possible interest rate environments using global fixed income instruments, while buying and selling securities with a target of maintaining this balance amidst changing market and economic conditions. The Fund’s portfolio holdings will primarily include securities sold on United States (“U.S.”) exchanges, ~~and may include bonds (~~including government and inflation-linked bonds, (the latter of which are U.S. and foreign government bonds with a nominal return indexed to inflation), exchange-traded funds (“ETFs”), and derivative instruments (including futures contracts ~~and exchange-traded notes (“ETNs”)~~). Investments represented by the ETFs and derivative instruments that the Fund ~~may hold~~ holds will ~~are likely to~~ include, from time to time, ~~but are not limited to,~~ developed-market government bonds, developed-market inflation-linked government bonds, emerging market fixed-income securities (both U.S. Dollar-denominated and local currency-denominated), sovereign debt, municipal securities, collateralized debt, mortgage-backed securities, including collateralized mortgage obligations, corporate debt, senior loans, preferred securities, stock index futures, and convertible bonds. The Fund defines emerging market securities as those that provide exposure to companies that are domiciled in any country, or are issued by any country, where the economy is undergoing a developmental shift toward higher standards of living and modernization. Depending on market conditions, the Fund’s portfolio structure, and other factors considered by the Adviser, the Fund’s portfolio may at times consist primarily of ETFs or primarily of the individual securities noted above.

2.	On page 5 of the Prospectus in the Principal Investment Strategies section, the first sentence in the last paragraph states, “The Fund will typically use derivative instruments, including but not limited to futures contracts and ETNs, in seeking to achieve its investment objective, subject to applicable law and any other restriction described in this Prospectus or the Fund’s Statement of Additional Information (“SAI”).” Please supplementally describe the types of ETNs that the Fund will invest in and explain whether ETNs are considered derivatives transactions for purposes of Rule 18f-4 and the Fund’s derivatives Risk management program.

Response: After further consideration, the Fund has determined that it will not use ETNs as a part of its principal investment strategy. Therefore references to investments in ETNs and corresponding risk factors will be removed from the Fund’s Prospectus.

3.	On page 10 of the Prospectus please review the second paragraph of the Derivatives Risk disclosure in light of Rule 18f-4.

Response: The Fund will amend the Derivatives Risk disclosure in question as marked below:

Derivatives Risk. The use of derivative instruments requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling stocks. If the Adviser uses a derivative instrument at the wrong time or incorrectly identifies market conditions, or if the derivative instrument does not perform as expected, these strategies may significantly reduce the Fund’s return. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. In addition, the cost of investing in such instruments generally increases as interest rates increase, which will lower the Fund’s return.

~~The Fund may maintain a substantial amount of its assets in cash and cash equivalents as required under U.S. Securities and Exchange Commission (“SEC”) rules.~~

In addition, the Fund’s use of futures contracts creates leverage, which can magnify the Fund’s potential for gain or loss and therefore amplify the effect of market volatility on the Fund’s share price. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

4.	In the disclosure modernization proposing release (Investment Company Act Release No. 33963), the Commission stated that a broad based index is “one that provides investors with a performance indicator of the overall applicable stock or bond markets” and one that the Fund “believes best reflects the markets in which it invests.” Please supplementally explain why the S&P U.S. Treasury Bill 0-3 Month Index, referenced in the Average Annual Total Returns for Periods Ended December 31, 2021 on page 14 of the Prospectus, is appropriate given the Fund’s principal investments and confirm that the S&P U.S. Treasury Bill 0-3 Month Index best reflects the markets in which it invests.

Response: The Fund seeks absolute returns without reliance on any particular fixed-income market and has a flexible duration profile. The Fund uses the S&P U.S. Treasury Bill 0-3 month Index as its broad-based securities market index for benchmarking purposes, as it is a widely available index and point of comparison from a recognized independent data provider that measures the performance of U.S. Treasury bills maturing in 0 to 3 months. The S&P U.S. Treasury Bill 0-3 Month Index is representative of the base interest rates that fits into the pricing of the securities markets which comprises the Fund’s investment exposures, and provides investors with a widely-available performance indicator at the core of the broad set of securities markets and investment strategies used by the Fund. In addition, Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Fund respectfully submits that the S&P U.S. Treasury Bill 0-3 Month Index meets this definition.

SAI

5.	On page 16 of the SAI, please review the third paragraph of the Segregation of Assets section in light of Rule 18f-4.

Response: The Fund will delete the Segregation of Assets disclosure in question from the Fund’s SAI.

6.	On page 30 of the SAI, the footnote to the table in the Portfolio Turnover disclosure is not responsive to the item. The Staff does not take a position whether the change in portfolio turnover is significant or not. To more fully understand the Fund’s position, please supplementally disclose whether there are any market or portfolio level considerations that caused the Adviser to decrease the Fund’s turnover from 52% in 2020 to 12% in 2021.

Response: The Fund notes that the referenced footnote disclosure is not required because there was no significant variation in portfolio turnover rates for the referenced years. Accordingly, the Fund will delete the footnote disclosure in question. The Fund also notes that varying market conditions and the Adviser adapting to those market conditions, in line with the Fund’s investment strategies, contributed to the fluctuation of the Fund’s portfolio turnover.

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

_______________________

Khimmara Greer

cc:        David James at Ultimus Fund Solutions

Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton LLP